Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Hannon Armstrong Sustainable Infrastructure Capital, Inc. for the registration of 3,178,410 shares of its common stock and to the incorporation by reference therein of (i) our report dated March 17, 2014, with respect to the consolidated financial statements for Hannon Armstrong Sustainable Infrastructure Capital, Inc., and (ii) our report dated January 25, 2013, with respect to the financial statements of HA EnergySource Holdings LLC, included in Hannon Armstrong Sustainable Infrastructure Capital, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

August 11, 2014